Exhibit 99.1

Foresight Engages Leading Global Manufacturer of Automotive Stereo Vision Systems for QuadSight® Sale

The Japanese manufacturer purchased a QuadSight® system prototype for possible enhancement of its current stereo system capabilities

Ness Ziona, Israel – March 19, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the sale of a prototype of its QuadSight® four-camera vision system to the American division of a leading Japanese manufacturer of stereo vision systems for the automotive industry. The manufacturer, which is a Tier One supplier, will evaluate Foresight’s thermal stereo capabilities for possible enhancement of its current visible-light stereo capabilities.

“This first prototype sale to an automotive stereo vision systems manufacturer validates the market need for Foresight’s innovative stereo technology and its added value to the automotive industry. Reliable obstacle detection capabilities in harsh weather and poor lighting conditions are a key element for ADAS and autonomous driving,” said Haim Siboni, CEO of Foresight. “Our QuadSight vision system uses highly accurate thermal and visible-light sensors that address the requirement to detect any obstacle and enable safe driving at all times in challenging weather. We believe that this prototype sale may allow us to expand our product offering to additional automotive stereo vision developers and potentially reach major vehicle manufacturers worldwide.”

According to a report published in September 2020 by the leading market research and advisory company Technavio, the automotive stereo camera market size has the potential to grow by $425.68 million over the course of 2020 to 2024. The report claims that 35% of the market’s growth will originate from North America during the above mentioned period.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the manufacturer will evaluate Foresight’s thermal stereo capabilities for possible enhancement of its current visible-light stereo capabilities, its belief that the prototype sale may allow the company to expand its product offering to additional automotive stereo vision developers and potentially reach major vehicle manufacturers worldwide, and when it discusses potential market growth. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654